UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

July 25, 2006

Item 3.	News Release

The News Release dated July 25, 2006 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported that the open-pit, fully-diluted reserve base at its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico has increased to 2.45 million ounces of gold and 127.9 million ounces of silver, or 4.48 million ounces of Aueq - an overall increase of 24.9% in contained gold reserve and an increase of 23.5% in contained silver reserve.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 25th day of July, 2006.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

July 25, 2006

Dolores Open Pit Gold and Silver Reserves Increase 24%

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that the open-pit, fully-diluted reserve base at its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico has increased to 2.45 million ounces of gold and 127.9 million ounces of silver, or 4.48 million ounces of Aueq* - an overall increase of 24.9% in contained gold reserve and an increase of 23.5% in contained silver reserve.

The new reserves are contained in 100.2 million tonnes of proven and probable ore having an average diluted grade of 0.76 grams per tonne (“gpt”) gold and 39.7 gpt silver (1.39 gpt Aueq*), using a 0.3 gpt Aueq cutoff grade, as determined by a new, fully-engineered pit plan recently completed by the Company. The new pit plan is based upon the optimized bankable Dolores feasibility study (the “Feasibility Study”) reported on February 27, 2006, the revised resources estimates reported on April 25, 2006, and an assumed base case gold price of US $400/oz and silver price of US $7/oz.

*(Note: all “Aueq” (gold equivalencies) are reported at a 63:1, silver to gold, ratio as per the Feasibility Study - available at www.sedar.com).

The Company is proceeding rapidly with development and construction of the planned, 18,000 tonnes per day Dolores open-pit, heap leach mine. The mine is expected to produce an average of 6,480,000 tonnes of ore per annum, over a projected mine life of 15.5 years, with an overall strip ratio of 3.4:1.

Drilling is ongoing at Dolores to expand resources currently outside the proposed mine plan, and convert them to additional surface and underground mineable reserves, and to condemn areas outlined for the plant and pad facilities. Construction of development offices, a heavy equipment yard, and other facilities is underway. The Komatsu mining fleet has been ordered and is being assembled, with initial deliveries of trucks expected in the fourth quarter of this year. Crushers and processing equipment have been ordered and are in fabrication, with deliveries expected in the fourth quarter. All critical contracts for mine and facilities construction have now been executed.

Dolores Open Pit Reserves Details

Tables I through III below, show proven and probable reserves contained within the pit at cutoffs of 0.3 gpt Aueq, 0.5 gpt Aueq, and 2.0 gpt Aueq:

Table I. Proven and Probable Reserves at a cutoff of 0.3 g/t Aueq (fully diluted)

Category	Tonnes (000s)	Gold gpt	Silver gpt	Aueq gpt	Gold oz	Silver oz	Aueq* oz
Proven (58%)	57,916	0.80	40.9	1.45	1,491,833	76,129,461	2,700,237
Probable (42%)	42,292	0.70	38.1	1.30	953,963	51,743,653	1,775,291
Proven & Probable	100,209	0.76	39.7	1.39	2,445,797	127,873,114	4,475,529

It is anticipated that much of the material in the 0.3 to 0.5 gpt Aueq range will be stockpiled in the early stages of production in order to prioritize the processing of higher-grade ore, thereby accelerating scheduled project returns and increasing its net present value. Accordingly, the grades of the ore leached within the early years of the project will likely be similar to those reported in Table II, below, for reserves at a greater than 0.5 gpt cutoff:

Table II. Proven and Probable Reserves at a cutoff of 0.5 g/t Aueq (fully diluted)

Category	Tonnes (000s)	Gold g/t	Silver g/t	Aueq g/t	Gold oz	Silver oz	Aueq* oz
Proven (59%)	41,850	1.03	51.7	1.85	1,386,412	69,590,235	2,491,019
Probable (41%	29,305	0.92	49.2	1.70	868,822	46,369,838	1,605,280
Proven & Probable	71,155	0.99	50.7	1.79	2,255,234	115,987,073	4,096,299

Further, a portion of the material at a greater than 2.0 gpt Aueq cutoff could also be processed through a mill/flotation circuit after the first years of heap-leach production. Metallurgical testing has shown that this process should yield gold recoveries of greater than 90%, and silver recoveries from 82% to 94% (see news release dated April 29, 2004). The potential economic impact of adding the high-grade circuit is suggested by Table III below, as approximately 50% of the reserve ounces (1.3 million ounces of gold and 59.0 million ounces of silver) are contained in ores grading greater than 2.0 gpt Aueq:

Table III. Proven and Probable Reserves at a cutoff of 2.0 g/t Aueq (fully diluted)

Category	Tonnes (000s)	Gold g/t	Silver g/t	Aueq g/t	Gold oz	Silver oz	Aueq* oz
Proven (60%)	9,809	2.56	114.6	4.38	807,310	36,139,732	1,380,956
Probable (40%)	6,502	2.32	109.6	4.06	484,995	22,911,846	848,675
Proven & Probable	16,311	2.46	112.6	4.25	1,292,305	59,051,578	2,229,632

Based upon heap-leach processing only, the 18,000 tonnes per day open-pit, mine plan calls for the recovery of more than 1.8 million ounces of gold and 65.1 million ounces of silver (2.84 million ounces Aueq). The plan applies average heap leach recovery rates of 73.7% for gold and 50.9% for silver, as specified in the Feasibility Study, from a total of 2.45 million ounces of gold and 127.9 million ounces of silver placed on the heap leach pad.

The revised pit design was engineered from a Whittle pit optimization based on US$400 gold per ounce and US$7.00 silver per ounce. The existing costs and recovery rates from the Feasibility Study were used as input parameters into the pit optimization and reserve estimation process. The mining plan was scheduled to accommodate higher grades in starter pits to maximize cash flows and internal rates of return from the first four years of production.

The dilution applied to the new reserve model is 6.5% extra tonnes at the estimated nominal grades of the dilutive material expected along the low-grade and high-grade boundaries. This is equivalent to the dilution anticipated using 6 metre by 10 metre by 10 metre mining blocks. Nominal grades of 0.45 gpt Aueq adjacent to high-grade and 0.15 gpt Aueq adjacent to low-grade are incorporated into the added dilutive tonnes, as grade boundaries are highly diffuse. In addition a flat 2.5% metal loss was subtracted from the reserve to reflect any other unaccounted metal losses.

Dolores Gold and Silver Resources

The total measured and indicated resources used for estimation of the mineral reserves at Dolores are based on the revised resource block model (see news release dated April 25, 2006 and SEDAR filings for NI 43-101 technical reports) that incorporates data from all drilling up through the end of 2005, and is currently estimated at 3.06 million ounces of gold and 149 million ounces of silver, as shown in Table IV below:

Table IV: Measured and IndicatedResources

Category	Tonnes (000s)	Gold g/t	Silver g/t	GoldEq g/t	Gold oz	Silver oz	Gold Eq oz
Measured (52%)	61,660	0.86	42.1	1.53	1,702,000	83,361,000	3,025,000
Indicated (48%)	56,750	0.75	35.9	1.32	1,360,000	65,479,000	2,399,000
Total	118,400	0.80	39.1	1.43	3,061,000	148,840,000	5,424,000

Some numbers may not match due to rounding.

An additional 667,000 ounces of gold and 27.7 million ounces of silver, contained in 33.8 million tonnes (at average grades of 0.61 gpt gold and 25.5 gpt silver), remain classified as “inferred resources”.

In addition to ongoing resource expansion drilling, the Company continues Dolores project optimization, including metallurgical testing and refinements in mine planning and processing options that follow from the new open pit reserve estimates and the increasing potential of underground operations.

Quality Control and Assurance

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release. A technical report complying with the requirements of NI43-101 of the Canadian Securities Administrators will be filed shortly and available for viewing on www.sedar.com.

Minefinders Corporation Ltd.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com or contact the Company by telephone at 1-866-687-6263 or by fax: at 1-604-687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size and potential growth in size of the Company’s mineral reserves and resources, the economic feasibility of, commencement of mine construction and mining operations at, and the expected production from, the Company’s Dolores Project, and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resources” that the SEC guidelines prohibit from inclusion in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date July 25, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director